                                          Filed by:  Transocean Sedco Forex Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                     Filing Company: Transocean Sedco Forex Inc.
                                                  Commission File No.: 333-75899

                                         Subject Company: R&B Falcon Corporation
                                                  Commission File No.: 001-13729

TRANSOCEAN SEDCO FOREX INC. ANALYST CONTACT:       Jeffrey L. Chastain                       NEWS RELEASE
                                                   713 232 7551
TRANSOCEAN SEDCO FOREX INC. MEDIA CONTACT:         Guy A. Cantwell           FOR RELEASE: August 21, 2000
                                                   713 232 7647
R&B FALCON CORPORATION CONTACT:                    Charles R. Ofner
                                                    281 496 5000


                TRANSOCEAN SEDCO FOREX SIGNS DEFINITIVE AGREEMENT
                        TO ACQUIRE R&B FALCON CORPORATION

     HOUSTON--Transocean Sedco Forex Inc. (NYSE: RIG) today announced that it has signed a definitive agreement to acquire R&B Falcon Corporation (NYSE: FLC) in an all stock transaction that will produce the industry's largest offshore drilling contractor. The company will become the third-largest oil services company in the world, with an equity market capitalization of $17.7 billion, based on last Friday's Transocean Sedco Forex closing share price of $57.69. The transaction is expected to be immediately accretive to Transocean Sedco Forex's cash flow, while modestly dilutive to earnings per share in 2001, and accretive thereafter. On a cash earnings basis, the transaction is expected to be accretive immediately.

     Under the terms of the definitive agreement, unanimously approved by the board of directors of both companies, common stockholders of R&B Falcon will receive a fixed ratio of 0.5 shares of newly issued Transocean Sedco Forex ordinary shares for each R&B Falcon share, resulting in the distribution of an estimated 100 million shares. Based on last Friday's Transocean Sedco Forex closing price, the newly issued shares would have a value of approximately $5.8 billion, which together with R&B Falcon's approximately $3.0 billion of debt, results in a total transaction value of an estimated $8.8 billion. The transaction will be accounted for using the purchase method of accounting and is expected to be tax-free to R&B Falcon shareholders.

     Closing of the transaction is expected to occur by the end of the first quarter of 2001, subject to the approval of stockholders from both companies, certain regulatory approvals and other closing conditions. After the close, the combined company will be called Transocean Sedco Forex Inc. and will trade on the New York Stock Exchange under the symbol "RIG." Principal offices will remain in Houston, Texas, and the company will employ approximately 15,000 people worldwide.

     Victor E. Grijalva and J. Michael Talbert will continue to serve as Transocean Sedco Forex's Chairman of the Board of Directors and President and Chief Executive Officer, respectively. No personnel changes are anticipated in other Transocean Sedco Forex senior management positions. The company will seek shareholder approval to increase the board of directors from 12 to 13 members which will be comprised of the 10 current members from Transocean Sedco Forex plus three new directors designated by R&B Falcon.

     Victor E. Grijalva, Chairman of the Board of Directors of Transocean Sedco Forex Inc., said, "The acquisition of R&B Falcon creates a new offshore drilling company that is a worldwide leader, providing compelling benefits to customers, stockholders and employees alike. R&B Falcon's 139 mobile offshore drilling units and marine barges complement the 72-rig Transocean Sedco Forex offshore fleet of modern, versatile and geographically diverse rigs, while offering a unique balance given R&B Falcon's strong position in the shallow-water U.S. Gulf of Mexico."

     "Both companies have utilized their strong technological expertise to design and manage the construction of 17 new mobile offshore drilling units, all of which are expected to be delivered by the end of the first quarter of 2001. Delivery of these rigs will complete the combined company's newbuild capital expansion program which has been the largest in the industry's history and will add exciting new capabilities to our fleet."

     Paul B. Loyd, Jr., Chairman of the Board of Directors and Chief Executive Officer of R&B Falcon Corporation said, "Indeed this transaction clearly creates the world's premier offshore drilling company and enhances R&B Falcon's shareholder value substantially. The combined company will be better able to meet our customer's needs in the growing deepwater and domestic natural gas segments. I firmly believe R&B Falcon's outstanding fleet, professional rig crews and support staff will be invaluable in creating one of the world's largest and most capable oil service companies. Integration of the fleets should proceed smoothly as both companies share a commitment to excellence in operations, engineering, safety and the environment and customer service. The new company, with its leading edge equipment, geographical and fleet diversification, outstanding personnel and financial strength will, in my view, become the best positioned company in the oil service sector."

     J. Michael Talbert, President and Chief Executive Officer of Transocean Sedco Forex Inc., stated, "Over the past several years, our company has employed a business strategy that has allowed us to capitalize on several opportunities that have driven our rapid growth since 1996. Most recently, our December 1999 merger with Sedco Forex Holdings Limited provided the company with the financial capacity to enter into this very important transaction with R&B Falcon. The transaction fits our long-term business plan. It expands our mobile offshore drilling fleet, enhances our infrastructure of assets, employee and customer relationships in all of our operating regions around the world and gives us exposure to the North American natural gas market. This combination of factors better positons us to address the growing and increasingly challenging offshore drilling needs of our customers, and thus will help us achieve our goal of being the drilling contractor of choice for customers, employees and investors."

     Talbert added that following the transaction, Transocean Sedco Forex's consolidated debt to total capitalization ratio is expected to be only 31%, up slightly from 27% at June 30, 2000.

     Simmons & Company International and Goldman Sachs & Co. are serving as the financial advisors to Transocean Sedco Forex Inc. Morgan Stanley is serving as the financial advisor to R&B Falcon Corporation.

     The senior management of Transocean Sedco Forex Inc. and R&B Falcon Corporation will host a conference call on Monday, August 21, 2000 at 10:00 am Eastern Time to give investors and the media further insight into today's announcement and respond to questions. All individuals interested in participating in the conference call should contact (1-800) 210-9006 toll free in the US and Canada, or (1-719) 457-2621 direct worldwide. The confirmation code is 982990. Call approximately 15 minutes prior to the scheduled start of the conference.

     In addition, the conference call will be accessible through a live, listen-only broadcast over the internet and can be accessed by logging on to the web at the following address:

                 http://www.videonewswire.com/TRANSOCEAN/082100/

     If you are unable to participate during the live broadcast, an archive of the call will be available at www.prnewswire.com approximately two hours following its conclusion.

     Statements regarding the consummation of the acquisition, its effect on future earnings, cash flow or other operating results, the tax free status of the transaction, expected closing date of the transaction, any other effect or benefit of the transaction, market prospects, rig delivery dates, levels of future indebtedness, and any other statements that are not historical facts, are forward-looking statements that involve certain risks, uncertainties and assumptions. Transocean Sedco Forex Inc. and R&B Falcon Corporation strongly encourage readers to note that some or all of the assumptions, upon which such forward-looking statements are based, are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, general market conditions prevailing in the marine drilling industry (including dayrates and utilization) and various other trends affecting the marine drilling industry, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Transocean Sedco Forex's and R&B Falcon Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Additional information regarding the transaction can be found in both company's Current Reports on Form 8-K filed on August 21, 2000.

     Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the SEC by Transocean Sedco Forex Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Transocean Sedco Forex Inc. with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free by directing a request to either of the following individuals:

                Jeffrey L. Chastain
                Director of Investor Relations and Communications
                Transocean Sedco Forex Inc.
                4 Greenway Plaza
                Houston, Texas 77046
                Phone: 713 232 7500
                Fax: 713 232 7031

                Charles R. Ofner
                Senior Vice President
                R&B Falcon Corporation
                901 Threadneedle
                Houston, Texas 77079
                Phone: 281 496 5000
                Fax: 281 597 7556

     In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Transocean Sedco Forex shareholders and R&B Falcon shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under
Schedule 14A made by both Transocean Sedco Forex and R&B Falcon on August 21, 2000.

     Transocean Sedco Forex Inc. is the world's largest offshore drilling contractor, with an equity market capitalization currently in excess of $12.0 billion. The company's mobile offshore drilling fleet is comprised of 72 rigs, including six newbuilds not yet active. This modern and versatile fleet is located in every major offshore oil and gas drilling region. Transocean Sedco Forex Inc. specializes in technically demanding segments of the offshore drilling business, including industry-leading positions in deepwater and harsh environment drilling services. The company is listed on the New York Stock Exchange under the symbol "RIG."

     R&B Falcon Corporation operates the world's largest fleet of marine-based drilling rigs servicing the international oil and gas industry. Its fleet is composed of 139 drilling units including the industry's largest fleets of barge and jackup rigs, and a fleet of semisubmersibles and drillships which is among the most capable in the world. R&B Falcon also provides turnkey and integrated services and operates mobile production units, internationally based land rigs and an offshore towing business.

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